Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on December 1, 2020 was $0.1651 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): December 1, 2020

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c)        Appointment of Mark Murray as Chief Executive Officer and President.

On December 2, 2020, Jones Soda Co. (the “Company”) announced that Mark Murray has been appointed to serve as the Company’s Chief Executive Officer and President, effective as of December 1, 2020.  As previously disclosed in a Current Report on Form 8-K filed on September 8, 2020 (the “September 8-K”), Mr. Murray has been serving as the Company’s President since September 1, 2020.  Mr. Murray was previously providing consulting services to the Company from May 2020 to September 2020, for which he has been paid an aggregate amount of $75,000 in consulting fees by the Company.

As previously disclosed in the September 8-K, prior to working with the Company, Mr. Murray was most recently the President of JGC Food Company (“JGC”), a position he held from 2017 to May 2019, and was previously the VP of Sales and Marketing of JGC from 2013 to 2017. He was the VP of Sales of Harry’s Fresh Foods from 2011 and 2013 and VP of National Accounts of Solo Cup Company from 2008 to 2011.  Previous to 2008, Mr. Murray held numerous other roles in Sales and Marketing, including a 22-year career with Kraft Foods. Mr. Murray received a Bachelor of Arts, Marketing, from Michigan State University.

In connection with his appointment as Chief Executive Officer and President, the Company and Mr. Murray entered into an amended and restated employment letter agreement pursuant to which Mr. Murray will serve as the Company’s Chief Executive Officer and President on an at-will basis at an annual salary of $275,000.  Mr. Murray is eligible to earn an additional $100,000 for 2021 as a cash bonus pursuant to a bonus plan to be established by the Company’s Compensation Committee and approved by the Board of Directors, which bonus plan will be based on the Company’s 2021 performance.  In addition, as previously disclosed in a Current Report on Form 8-K filed on November 5, 2020, Mr. Murray was granted non-qualified stock options for the purchase of (i) 100,000 shares of the Company’s common stock, which were immediately vested as of the date of grant, and (ii) 400,000 shares of the Company’s common stock, which vest as follows:  1/4th of the shares subject to the option shall vest on the one-year anniversary of the date of grant and an additional 1/48th of the shares subject to the option shall vest on a monthly basis thereafter for a period of 48 months (subject to Mr. Murray’s continuous service with the Company).   The stock options are subject to the Company’s 2011 Incentive Plan and the Company’s standard non-qualified stock option agreement, which have been previously filed by the Company with the Securities and Exchange Commission.  The foregoing description of the terms of the amended and restated employment letter agreement is qualified in its entirety by reference to the amended and restated employment letter agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

As previously disclosed in the September 8-K, there are no arrangements or understandings between Mr. Murray and any other persons pursuant to which Mr. Murray was selected as the Company’s Chief Executive Officer and President. Mr. Murray does not have any family relationship with any director or executive officer of the Company, or any person nominated or chosen to become a director or executive officer of the Company, and except as described above, there are no applicable transactions that would require disclosure under Item 404(a) of Regulation S-K.

Jamie Colbourne, who was previously serving as the Company’s Interim Chief Executive Officer and Acting Principal Financial Officer pursuant to a consulting agreement, shall no longer serve as the Company’s Interim Chief Executive Officer effective as of December 1, 2020, but shall continue to serve as the Company’s Acting Principal Financial Officer and as a member of the Company’s Board of Directors.  Mr. Colbourne’s consulting agreement has terminated by mutual agreement effective as of December 1, 2020, and Mr. Colbourne shall be eligible to participate in the Company’s previously disclosed policy for issuing equity compensation for non-employee director service.

On December 2, 2020, the Company issued a press release announcing Mr. Murray’s appointment as Chief Executive Officer and President. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.      Description

10.1     Amended and Restated Employment Letter Agreement between the Company and Mark Murray dated effective December 1, 2020

99.1     Press Released dated December 2, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: December 2, 2020	By:	/s/ MARK MURRAY
Mark Murray
Chief Executive Officer and President

Exhibit 10.1

66 S. Hanford St. Suite 150 T 206-436-8796 Seattle, WA 98134 www.jonessoda.com

December 1, 2020

Mark Murray

Re:	Amended and Restated Employment Offer –Chief Executive Officer and President

Dear Mark:

On behalf of Jones Soda Co. (“Jones Soda” or the “Company”), I am very pleased to offer you the position of Chief Executive Officer and President. This amended and restated employment offer letter establishes the updated terms of your employment with Jones Soda and amends and restates in its entirety the prior Employment Offer letter agreement between you and Jones Soda dated August 31, 2020 (the “Prior Agreement”).

Start Date.

Your start date with Jones Soda as Chief Executive Officer and President shall be December 1, 2020.

Compensation.

Your base salary will be $275,000 on an annualized basis. Additionally, you will continue to be eligible for a $100/month cell phone allowance. Paydays are semi-monthly on or about the 15th and last day of the month.

Bonus – You will be eligible to earn a cash bonus in the amount of up to $100,000 for 2021 pursuant to a bonus plan to be established by the Company’s compensation committee and approved by the Company’s Board of Directors, which bonus plan will be based on the Company’s 2021 performance.

Stock Options – In connection with your initial employment, you were previously granted non-qualified stock options for the purchase of (i) 100,000 shares of the Company’s common stock, which were immediately vested as of the date of grant, and (ii) 400,000 shares of the Company’s common stock, which vest as follows:  1/4th of the shares subject to the option shall vest on the one-year anniversary of the date of grant and an additional 1/48th of the shares subject to the option shall vest on a monthly basis thereafter for a period of 48 months (subject to your continuous service with the Company).

Benefits.

You will continue to be eligible for the same benefits as similarly-situated employees receive, as in effect from time to time, after 60 days. Presently, those benefits include Medical, Dental, Vision, Life, Short-term Disability, Long-term Disability, and 401k (No match at this time). Additionally, you will continue to receive 4 weeks’ vacation per annum that begins accruing on your start date, 5 sick days, paid holidays.

_____________

December 1, 2020

Termination.

You will be an employee at will, meaning that either you or Jones Soda may terminate your employment relationship at any time for any reason, with or without cause. Any statements to the contrary that may have been made to you are unauthorized and are superseded and cancelled by this amended and restated employment offer letter. Please also remember that employment terms like your position, hours of work, work location, compensation, employee benefits, and the Employee Handbook may change over the course of employment at Jones Soda’s discretion.

Confidentiality/Non-Disclosure Agreement.

As a condition of your employment, you were required to sign the Company’s Confidentiality/Non-Disclosure Agreement (the “Confidentiality Agreement”). Jones Soda’s willingness to continue to employ you is based in significant part on your commitment to fulfill the obligations specified in the Confidentiality Agreement.

Other Conditions.

Your employment is conditioned upon successful completion of a reference/background check. Additionally, you were required to complete INS Form I-9. Completion of this form requires you to present documentation confirming your identity and eligibility to work in the United States by your third day of employment. By signing this amended and restated employment offer letter, you represent that you are under no contractual commitments inconsistent with your obligations to Jones Soda. You were also be required to sign, promote and enforce our Code of Conduct. You are expected to continue to abide by the Jones Soda employee handbook and policies during your term of employment with Jones Soda.

Steps to Take to Accept Employment.

This offer will remain open through December 1, 2020. If you wish to accept continued employment with Jones Soda, please do the following:

•	sign two copies of this amended and restated employment offer letter;
•	retain for your files one copy; and
•	return the other signed copy to Human Resources.

Summary.

If you accept continued employment with Jones Soda, this amended and restated employment offer letter will document your employment terms. This amended and restated employment offer letter supersedes any previous discussions or offers, no matter what their source, including, without limitation, the Prior Agreement. Any future modifications of or additions to the terms set forth in this amended and restated employment offer letter will be of no effect unless in writing and signed by you and an authorized officer of Jones Soda.

_____________

December 1, 2020

We hope that you will accept this offer and look forward to continuing a productive and mutually beneficial working relationship. Please let me know if I can answer any questions for you about any of the matters outlined in this amended and restated employment offer letter.

Sincerely,

/s/ Jamie Colbourne

Jamie Colbourne,

Acting Principal Financial Officer

Acceptance.

I accept continued employment with Jones Soda under the terms set forth in this amended and restated employment offer letter.

/s/ Mark Murray (signature line)

December 1, 2020 (date)

Mark Murray (printed name of employment applicant)

Enclosure/attachment: 1 copy of Offer Letter

EXHIBIT 99.1

Jones Soda Promotes Mark Murray to President and CEO

Seasoned CPG Executive Helped Company Deliver Strong Q3 Results

SEATTLE, Dec. 02, 2020 (GLOBE NEWSWIRE) -- Jones Soda Co. (OTCQB: JSDA), the original craft soda known for its unconventional flavors and user-designed label artwork, announced the promotion of 38-year CPG and foodservice industry veteran Mark Murray to President and CEO. Murray began working with the company as a consultant earlier this year, has served as president since September 1, 2020, and helped engineer a turnaround that saw the company achieve a 17% year-over-year third quarter revenue increase and improved gross margins after six consecutive quarters of revenue decline.

Murray’s contributions to date include new cost and management controls, a revised sales strategy focusing on core product offerings, and a new three-year strategic plan that includes expansion into foodservice and club channels. He has also played a critical role in encouraging and shaping renewed marketing investments, including a high-profile RV campaign featuring legendary skateboarder Tony Hawk, as well as supporting an ongoing series of promotions using Jones Soda labels as a canvas for personal expression to reinforce the company’s heritage as the people’s craft soda.

“Mark hit the ground running when he was hired as a consultant and has proven to be instrumental in the early days of our turnaround strategy,” said Mick Fleming, Chairman of the Board for Jones Soda. “His experience, guidance and vision have helped us streamline costs, improve almost every aspect of operations, raise brand awareness, and build strong momentum, even in the midst of a pandemic. Considering what he has accomplished in just a few months, having Mark at the helm positions the company to achieve sustainable, profitable growth in the months and years ahead.”

Commenting on his promotion, Murray said: “Jones is a strong brand that has two key assets: a unique brand personality and a 25-year foothold in the growing craft soda market. We’ve had early successes already, and I fully expect our performance to continue improving as we execute our plan to return the business to growth and profitability.”

Prior to joining Jones Soda, Murray served as the president of JGC Foods, a 600-employee North American food manufacturer specializing in fresh soups, sauces, sides, and entrées. In his six years with JGC, including four as vice president of sales and marketing, Murray created and implemented a broad range of strategic initiatives that nearly tripled company sales, developed new channels, achieved significant cost savings, and led to the acquisition of JGC by a capital fund.

Earlier in his career, Murray held various senior sales and marketing positions for well-known CPG and food service brands, including Harry’s Fresh Foods, SOLO Cup Company, Campbell’s Food Company and Kraft Heinz Food Service. At each of these companies, he had a substantial impact on the sales growth and operational efficiencies through strategic visioning, new business and key account development, change management and other executive leadership.

Murray’s appointment as Jones Soda CEO took effect on December 1, 2020.

About Jones Soda Co.
Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Investor Relations Contact
Cody Slach
Gateway Investor Relations
1-949-574-3860
JSDA@gatewayir.com